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                                  May 6, 1994





Jackson W. Moore, President
Union Planters Corporation
P.O. Box 387
Memphis, Tennessee  38147

W. P. Morrison, Chairman
Earle Bankshares, Inc.
801 Commerce Street
Earle, Arkansas 72331

Re: Agreement and Plan of Reorganization dated as of November 18, 1993 between Union Planters Corporation ("UPC"), North Arkansas Bancshares ("NABS"), Earle Bankshares, Inc. ("EBI") and First Southern Bank

Dear Gentlemen:

         This Response to your request for information ("Response") is governed by, and shall be interpreted in accordance with, the Legal Opinion Accord (the "Accord") of the ABA Section of Business Law (1991). As a consequence, it is subject to a number of qualifications, exceptions, definitions, limitations on coverage and other limitations, all as more particularly described in the Accord, and this Response should be read in conjunction therewith. Capitalized terms not defined herein shall be defined as in the Accord. Capitalized terms used in this opinion which are not defined in the Accord or in this opinion shall have the same meaning ascribed to such terms in the Agreement and Plan of Reorganization dated as of November 18, 1993.

         The following opinion is based upon the existing provisions of the Internal Revenue Code ("Code") and regulations thereunder (both final and proposed) and upon current Internal Revenue Service ("Service") published rulings and existing court decisions, any of which could be changed at any time. Any such changes may be retroactive and could significantly modify the statements and opinions expressed herein. Similarly, any change
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in the facts and assumptions stated below, upon which this opinion is based, could modify the conclusion.

         We understand that EBI will be merged with and into NABS and that NABS will be the survivor of the merger. We assume that the Merger will be accomplished in accordance with the Agreement and Plan of Reorganization.

         The following further assumptions have been made in connection with the Merger:

         A. The fair market value of the UPC stock and other consideration received by each shareholder of EBI will be approximately equal to the fair market value of the EBI stock surrendered in the exchange.

         B. There is no plan or intention by the shareholders of EBI who own five percent (5%) or more of the EBI stock, and to the best of the knowledge of the management of EBI, there is no plan or intention on the part of the remaining shareholders of EBI to sell, exchange or otherwise dispose of a number of shares of UPC stock received in the transaction that would reduce the EBI shareholders' ownership of UPC stock to a number of shares having a value, as of the date of the transaction, of less than fifty percent (50%) of the value of all of the formerly outstanding stock of EBI as of the same date. For purposes of this representation, shares of EBI stock exchanged for cash or other property or surrendered by dissenters or exchanged for cash in lieu of fractional shares of UPC stock will be treated as outstanding EBI stock on the date of the transaction. Moreover, shares of EBI stock and shares of UPC stock held by EBI shareholders and otherwise sold, redeemed, or disposed of prior or subsequent to the transaction will be considered in making this representation.

         C. NABS will acquire at least ninety percent (90%) of the fair market value of the net assets and at least seventy percent (70%) of the fair market value of the gross assets held by EBI immediately prior to the transaction. For purposes of this representation, amounts paid by EBI to dissenters, amounts paid by EBI to shareholders who receive cash or other property, EBI assets used to pay its reorganization expenses, and all redemptions and distributions (except for regular, normal dividends) made by EBI immediately preceding the transfer, will be included as assets of EBI held immediately prior to the transaction.

         D. Prior to the transaction, UPC will be in control of NABS within the meaning of Section 368(c) of the Code.

         E. Following the transaction, NABS will not issue additional shares of its stock that would result in UPC losing control of NABS within the meaning of Section 368(c) of the Code.

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May 6, 1994
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                 F.  UPC has no plan or intention to redeem or otherwise
                 reacquire any of its stock to be issued in the proposed transaction.

                 G. UPC has no plan or intention to liquidate NABS; to merge NABS with and into another corporation; to sell or otherwise dispose of the stock of NABS; or to cause NABS to sell or otherwise dispose of any of the assets of EBI to be acquired in the proposed transaction, except for dispositions made in the ordinary course of business or transfers described in
                 Section 368(a)(2)(C) of the Code.

                 H. The liabilities of EBI to be assumed by NABS and the liabilities to which the transferred assets of EBI are subject were incurred by EBI in the ordinary course of its business and are associated with the assets to be transferred.

                 I. Following the transaction, NABS will continue the historic business of EBI or use a significant portion of EBI's business assets in a business.

                 J. UPC, EBI, NABS and the shareholders of EBI will pay their respective expenses, if any, incurred in connection with the proposed transaction.

                 K. There is no intercorporate indebtedness existing between UPC and EBI or between NABS and EBI that was issued, acquired, or will be settled at a discount.

                 L. No two parties to the transaction are investment companies as defined in Sections 368(a)(2)(F)(iii) and (iv) of the Code.

                 M. EBI is not under the jurisdiction of a court in a Title 11 or similar case within the meaning of Section 368(a)(3)(A) of the Code.

                 N. The fair market value of the EBI assets to be transferred to NABS will equal or exceed the sum of EBI's liabilities to be assumed by NABS plus the liabilities, if any, to which the transferred assets are subject.

                 O. No stock of NABS will be issued to any of the shareholders of EBI in the merger transaction.

                 P. There is no larger integrated transaction of which the proposed transaction constitutes only one step.

                 Q. The expenses of the proposed transaction and the amount to be paid to dissenters, if any, will not exceed ten percent (10%) of the fair market value of the net assets of EBI.

                 R. There were no redemptions of EBI stock within the past three years.
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                 S.  NABS has no plan or intention of disposing of the assets of EBI to be received by it in the proposed transaction, other than in the ordinary course of business.

                 T. No dividends or distributions, other than regular normal dividends, have been or will be made with respect to any stock of EBI immediately prior to the proposed transaction.

                 U. None of the compensation received by any shareholder-employees of EBI will be separate consideration for, or allocable to, any of their shares of EBI stock; none of the shares of UPC stock received by any shareholder-employees will be separate consideration for, or allocable to, any employment agreement; and the compensation paid to any shareholder-employees will be for services actually rendered and will be commensurate with amounts paid to third parties bargaining at arm's-length for similar services.

                 Based solely on the information submitted and the representations and assumptions set forth above, we are of the opinion that:

                 1. Provided the merger of EBI with and into NABS qualifies as a statutory merger under the applicable state laws, the acquisition by NABS of substantially all of the assets of EBI in exchange for the common stock of UPC and the assumption by NABS of all of the liabilities of EBI plus liabilities to which the assets of EBI may be subject, will qualify as a reorganization within the meaning of Sections 368(a)(1)(A) and 368(a)(2)(D) of the Code. UPC, NABS, and EBI will each be "a party to a reorganization" within the meaning of Section 368(b).

                 2. No gain or loss will be recognized to EBI on the transfer of substantially all of its assets to NABS in exchange for stock of UPC and the assumption by NABS of all of the liabilities of EBI plus the liabilities to which the assets of EBI may be subject. Sections 361(a) and 357(a)(1).

                 3. No gain or loss will be recognized to the shareholders of EBI upon the exchange of their EBI common stock solely for voting common stock of UPC. Section 354(a)(1).

                 4. The basis of the shares of UPC common stock to be received by the shareholders of EBI will be the same as the basis of the shares of EBI stock surrendered in exchange therefor.
                 Section 358(a)(1).

                 5. The holding period of the shares of UPC common stock to be received by the shareholders of EBI will include the period during which the EBI stock, surrendered in exchange therefor, was held by the shareholders of EBI, provided the EBI stock was held as a capital asset in the hands of the shareholders of EBI at the time of
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                 the exchange. Section 1223(1).

                 6. No gain or loss will be recognized to either UPC or NABS upon the receipt by NABS of substantially all of the assets of EBI in exchange for UPC common stock and the assumption by NABS of the liabilities of EBI. Rev. Rul. 57-278, 1957-1 C.B. 124.

                 7. The basis of the assets of EBI received by NABS will be the same as the basis of such assets in the hands of EBI immediately prior to the exchange. Section 362(b).

                 8. The holding period of the assets of EBI in the hands of NABS will, in each instance, include the period during which such assets were held by EBI. Section 1223(2).

                 9. Where a dissenting shareholder receives solely cash in exchange for his or her EBI stock, such cash will be treated as having been received as a distribution in redemption of his or her EBI stock, subject to the provisions of section 302 of the Code. Rev. Rul. 74-502, 1974-2 C.B. 116 and Rev. Rul. 74-515, 1974-2 C.B. 118.

                 We, of course, opine only as to the matters we expressly set forth, and no opinions should be inferred as to any other matter or as to the tax treatment of issues or transactions that we do not specifically address.

                 This opinion represents our best judgment as to the probable outcome of the tax issues discussed and is not binding on the Internal Revenue Service. We can give no assurance that the Service will not challenge our conclusions and prevail in the courts in such a manner as to cause adverse tax consequences to UPC or EBI.

                 The opinions and views we express are based upon our best interpretations of existing law; we can give no assurance that our interpretations would be followed if the issues became the subject of judicial or administrative proceedings. Realization of certain of the tax benefits described is subject to the significant risk that the Internal Revenue Service may challenge the tax treatment and that a court may sustain that challenge. Because taxpayers bear the burden of proof required to support claimed deductions and credits, the opinions expressed as to the likelihood of realization of various tax benefits assume that UPC or EBI will undertake the effort and expense to present fully the case in support of any matter the Service challenges.

                 This opinion is addressed to and is for the benefit solely of UPC and EBI. No other person or persons shall be furnished a copy of this opinion or shall be entitled to rely on the contents herein without our express written consent.
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                 The opinions expressed in this letter are based on the facts as stated and the documents, representations, assumptions, and statements to which reference is made herein as well as other investigations of facts as we have deemed necessary and appropriate. Any inaccuracy in any such fact, representation, assumption or statement, any amendment to such documents, or any material adverse change in the affairs of UPC, EBI or affiliates of either corporation, may have the effect of changing all or a part of this opinion.

                 We hereby consent to the reference to our firm in the Prospectus under the caption "Certain Federal Income Tax Consequences" and further consent to the filing of a copy of this opinion as an exhibit to the Registration Statement.



                                        Very truly yours,

                                        McDonnell Boyd

                                        /s/ McDonnell Boyd